Exhibit 99.1

Nano Labs (NA) and ALT5 Sigma Corporation (ALTS) Announce Memorandum of Understanding to Jointly Explore Establishing North America AI data centers, Agent Cloud and AI Infrastructure

HONG KONG, April 24, 2026 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider, and crypto treasury company, today announced the execution of a structured, non-binding Memorandum of Understanding (the “MOU”) with ALT5 Sigma Corporation (Nasdaq: ALTS) (“ALT5”, collectively with Nano Labs, the “Parties”), to evaluate collaboration across AI data centers, Agent Cloud, and AI-native payments, supported by defined workstreams and joint leadership.

ALT5, which is in the process of changing its name to AI Financial Corporation and its Nasdaq ticker symbol to AIFC (“AiFi”), is an AI-powered fintech company operating institutional-grade global payments, trading, and settlement infrastructure.

The MOU establishes a defined evaluation process under which the Parties will assess potential collaboration across three primary areas: AI data centers, Agent Cloud, and AI-native payments. The evaluation will be conducted through a joint working group, a 90-day evaluation period, and a set of preliminary but defined workstreams intended to guide technical diligence, integration planning, and commercial exploration.

The Parties believe that recent advances in artificial intelligence, distributed computing, and digital financial infrastructure are accelerating the development of systems in which software agents operate autonomously across cloud environments and digital ecosystems. As these systems evolve, there is an increasing need for integrated infrastructure spanning compute resources, coordination layers, and financial settlement capabilities. The evaluation contemplated by the MOU is intended to assess how the Parties’ respective capabilities may align to address these emerging requirements.

These workstreams, as outlined in the MOU, span multiple layers of infrastructure and application, including compute systems, cloud orchestration, financial rails, tokenization frameworks, and related ecosystem components, and are designed to evaluate how the Parties’ respective capabilities may be integrated to support emerging AI-driven systems.

AI Data Centers

The Parties intend to explore the potential establishment of AI data center infrastructure in North America, including evaluation of compute infrastructure requirements for agentic AI workloads, deployment architecture, security considerations, and cost structure and commercialization pathways.

Agent Cloud

The Parties intend to explore the potential development of a cloud-based platform for AI agents, including evaluation of orchestration and runtime environments, identity and permissions architecture, integration across devices and applications, and interoperability requirements.

AI-Native Payments

The Parties intend to explore the integration of AI-native payment capabilities, extending ALT5’s existing global payments, trading, and settlement infrastructure to support machine-driven transactions, including AI-to-AI and AI-to-human payment flows, payment processing and settlement integration, and compliance and identity considerations.

In addition, the MOU contemplates evaluation of broader ecosystem components, including tokenization frameworks, infrastructure monetization models, and security considerations across AI and compute environments, which may be refined or reprioritized during the evaluation period based on technical findings and commercial considerations.

The collaboration is structured around a clear alignment of capabilities, with ALT5 contributing its expertise in global payments, trading, and financial infrastructure, and Nano Labs contributing its expertise in high-performance computing, chip design, and data center systems.

To support this process, the Parties have established a joint working group led by senior representatives from both organizations, responsible for coordinating evaluation activities, defining scope, and monitoring progress across the identified collaboration areas.

The Parties intend to conduct joint technical and commercial diligence throughout the evaluation period, including assessment of technical feasibility, integration pathways, and potential commercial applications. The objective of this evaluation is to determine whether one or more collaboration areas can support the development of technically feasible and commercially viable solutions.

Any decision to proceed toward definitive agreements will be based on the Parties’ mutual determination, following the evaluation process, that sufficient technical feasibility and commercial applicability have been demonstrated.

The MOU is non-binding, and any future collaboration remains subject to further negotiation and the execution of definitive agreements.

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider, and crypto treasury company. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, Nano Labs has actively positioned itself in the crypto assets space, adopting BNB as its primary reserve asset. It has reserved in mainstream cryptocurrency, BNB, and established an integrated platform covering multiple business verticals, including HTC solutions, HPC solutions and iPollo Claw*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com